OriginOil Receives Increased Order for Large-Scale Algae Extraction System

New total brings orders to $1 million for the year to date

Los Angeles, CA – August 12, 2011 – OriginOil, Inc. (OOIL), the developer of a breakthrough technology to extract oil from algae and an emerging leader in the global algae oil services industry, today announced it recently received an increased order for a large-scale algae extraction system from MBD Energy, Ltd. (“MBD”), a leading solutions provider in the field of industrial CO2 waste management.

“On May 23, 2011, we announced that we received a firm order for a large-scale extraction system from MBD,” said Riggs Eckelberry, OriginOil CEO. “Recently, MBD increased this order due to changes in configuration, and issued a purchase order on July 29, 2011. The total value of this purchase order is $850,000, of which $297,500, or 35%, was paid on August 5, 2011.”

The second payment for this order, for $425,000 or 50% of the total, will be due within five (5) business days after notification from OOIL to MBD of the availability of the extraction system and a successful inspection and power test. The final payment of $127,500, or 15% of the total, will be due within five (5) business days after the completion of installation and performance acceptance.

In January of this year, OriginOil received an order from MBD totaling $150,000 for a mobile system. At the time, OriginOil received a deposit of 50%, with future payments of 25% respectively for notification of availability, and completion of installation.

The total of these orders represents a backlog of $1 million for the year to date.

The new system on order is one of the largest next-generation extraction systems of its kind in the world. The equipment is expected to process up to 1100 liters (300 gallons) per minute of algae culture continuously, enough to process the daily harvest at MBD’s upcoming one-hectare site at Queensland’s Tarong power station.

According to MBD, the one-hectare facility will use the power station's CO2-laden flue-gas to feed a Bio-CCS (Bio-based Carbon Capture and Storage) Algal Synthesizer. It will serve as proof of concept for a larger, second stage facility of up to 80 hectares (197 acres) before being progressively expanded to a much larger third stage facility.

MBD is regarded as being at the forefront of solutions for stationary industrial emitters such as power stations, smelters and refineries - that securely and efficiently recycles captured flue-gas emissions into oil-rich algal biomass via proprietary systems.

 About OriginOil, Inc. (web address: www.originoil.com)

OriginOil helps algae growers extract oil from algae for use as a feedstock for the commercial production of transportation fuels, chemicals and foods. In a single step, our breakthrough technology efficiently dewaters and breaks down algae for its useful products, overcoming one of the greatest challenges in making algae a viable replacement for petroleum. As a pioneer and the emerging leader in the global algae oil services field, OriginOil supports its core algae extraction technology with an array of process innovations for some of the world’s most successful algae growers and refiners, just as pioneers like Schlumberger and Halliburton have done in the oilfield services industry. To learn more about OriginOil®, please visit our website at www.originoil.com.

Press Contact OriginOil:	Josh Seidenfeld
Antenna Group – a Beckerman Company
415-977-1953
josh@antennagroup.com

Press Contact MBD Energy Limited:	Peter Cassuben, Communications Director
61 + 2 9965 9301
peter@maxicom.net.au
www.mbdenergy.com

OriginOil Investor Relations:	Tom Becker
Toll-free: 877-999-OOIL(6645) Ext. 641
International: +1-323-939-6645 Ext. 641
Fax: 323-315-2301
ir@originoil.com
www.originoil.com

Safe Harbor Statement:

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words "anticipate," "believe," "estimate," "may," "intend," "expect" and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein, and while expected, there is no guarantee that we will receive any future payments under the purchase order or any future purchase orders or that the equipment being purchased will be a commercial success. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with:our history of losses and our need to raise additional financing, the acceptance of our products and technology in the marketplace, our ability to demonstrate the commercial viability of our products and technology and our need to increase the size of our organization.. Further information on the Company's risk factors is contained in the Company's quarterly and annual reports as filed with the Securities and Exchange Commission.   The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Abstract

OriginOil receives increased order for large-scale algae extraction system, new total for large-scale algae extraction system brings orders to $1 million for the year to date

Key Words

algae commercialization, algae oil, algae to oil, ooil, originoil, renewable oil, Riggs Eckelberry, MBD Energy, Single Step Extraction, SSE, , tarong power station, algae flue gas, Large Scale Algae Harvesting, Bio-based Carbon Capture and Storage, algae synthesizer, Bio-CCS

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